1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 12, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/05/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/04/15 : Chunghwa Telecom Board of Directors resoluted to distribute a cash dividend of NT$4.5 per share.

2	Announcement on 2004/04/27 : Chunghwa Telecom held investor conference for 2003 and 1Q 2004 operation results.

3	Announcement on 2004/04/28 : Chunghwa Telecom’s board of directors resolved to revise the subjects for convening the annual general meeting.

4	Announcement on 2004/04/29 : Chunghwa Telecom announced financial forecast for 2004.

5	Announcement on 2004/05/04 : Clarification on the news report regarding the contract Chunghwa Telecom signed with UTStarcom to purchase fiber communication products.

6	Announcement on 2004/05/11 : Explanation about the reports regarding earnings per share of Chunghwa Telecom for the first four months.

7	Announcement on 2004/05/12 : April 2004 sales

EXHIBIT 1

Chunghwa Telecom Board of Directors resoluted to distribute a cash dividend of NT$4.5 per share.

Date of events: 2004/04/15

Contents:

1. Date of the board of directors resolution:2004/04/15

2. Type and monetary amount of dividend distribution:Chunghwa Telecom’s Board of Directors (BoD) proposed to distribute a cash dividend of NT$4.5 per share. The BoD also proposed that it be authorized by the Sharesholder’s Meeting to decide the record date for the distribution of the dividends.

3. Any other matters that need to be specified:The dividend distribution plan and the BoD’s being authorized to decide the record date are subject to the resolution of the Company’s Shareholder’s Meeting to be held on June 25, 2004.

EXHIBIT 2

Chunghwa Telecom held investor conference for 2003 and 1Q 2004 operation results.

Date of events: 2004/04/27

Contents:

1. Date of the investor/press conference:2004/04/27

2. Location of the investor/press conference:Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information:Chunghwa Telecom has announced its operation results for 2003 and 1Q04 on April 27, 2004. As for 2003, total revenue was NT$179.1bn, gross profit NT$88.4bn, income from operation NT$58.3bn, net income NT$48.5bn and earning per share NT$5.03.@ Comparison of operation results between year 2003 and 2002

(Unit:NT$ mn)

	2002	2003
Service revenues	176,089	179,149
Gross profit	85,697	88,426
Income from operations	55,417	58,316
Other income and expenses	328	545
Income before income tax	55,745	58,861
Net income	43,227	48,488
Net income per share(NT$)	4.48	5.03

As for 1Q04, total revenue was NT$45.0bn, gross profit NT$22.6bn, income from operation NT$15.5bn, net income NT$12.9bn and earning per share NT$1.34. Comparison of operation results between year 1Q04 and 1Q03

(Unit:NT$ mn)

	1Q03	1Q04
Service revenues	43,181	44,989
Gross profit	20,957	22,624
Income from operations	13,597	15,470
Other income and expenses	16	86
Income before income tax	13,613	15,556
Net income	10,803	12,907
Net income per share(NT$)	1.12	1.34

4. Any other matters that need to be specified:Nil

EXHIBIT 3

Chunghwa Telecom’s board of directors resolved to revise the subjects for convening the annual general meeting.

Date of events: 2004/04/28

Contents:

1. Date of the board of directors resolution: 2004/04/28

2. Date for convening the shareholders’ meeting: 2004/06/25

3. Location for convening the shareholders’ meeting:Chunghwa Telecom Training Institute (No. 168, Mintsu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

(1)Reports:

i.	The Company’s operation reports for fiscal year 2003

ii.	The Supervisor’s audit reports on the Company’s financial statements for year 2003

iii.	The Ministry of Audit’s audit number on the Company’s financial statements for year 2002

iv.	Enactment of the rules of procedure of Board meeting

(2)Issues to be approved:

i.	The Company’s financial statements for year 2003

ii.	The distribution of the Company’s earnings for year 2003

(3)Issues to be discussed:

i.	To draw up process for the Company to acquire or dispose of assets

ii.	The amendments of article 2 and 22 of the Company’s Articles of Incorporation

iii.	The amendments of the process of the Company’s endorsements and guarantees

iv.	The amendments of the rules of procedure of the shareholder meeting

v.	The re-election of the Company’s board of directors and supervisors

(4)The election of the Company’s 4th term of directors and supervisors

(5)Extemporary motions

5. Starting and ending dates of suspension of share transfer:2004/04/27~2004/06/25

6. Any other matters that need to be specified:Nil

EXHIBIT 4

Chunghwa Telecom announced financial forecast for 2004.

Date of events: 2004/04/29

Contents:

1. Fiscal year of the financial forecast:2004

2. Date of preparation, correction, updating of the financial forecast:2004/04/26

3. Reason for preparation of the financial forecast:voluntary publicity

4. Name of the reviewing CPA and date of review:Victor Wang and Lloyd Hsieh, April 27, 2004

5. Date of the board of directors resolution:2004/04/28

6. Date of public announcement:2004/04/29

7. Monetary amounts of major accounting items of the balance sheet and income statement: [Format as follows:Accounting item Original forecast data Updated (corrected) data] :format is as follows(Amount in New Taiwan Thousand Dollars):

Accounts	Forecast data
Total Current Assets	47,963,856
Investments in Unconsolidated Companies and Funds	6,043,947
Property, Plant and Equipment-Net	379,395,713
Total Intangible Assets	10,166,335
Total Other Assets	3,865,965
Total Assets	447,435,816
Total Current Liabilities	44,855,890
Total Long-term Liabilities	925,387
Reserve for Land Value Incremental Tax	211,182
Total Other Liabilities	5,234,505
Total Liabilities	51,226,964
Capital Stock	96,477,249
Total Capital Surplus	220,292,125
Total Retained Earnings	79,440,000
Cumulative Translation Adjustments	-522
Total Stockholders’ Equity	396,208,852
Service Revenues	177,197,677
Costs of Services	93,424,888
Gross Profit	83,772,789
Income from Operations	52,919,847
Income before Income Tax	52,760,492
Net Income	41,584,489
Basic Income before Income Tax Per Share(Dollars)	$5.47
Basic Net Income Per Share(Dollars)	$4.31

8. Reason for the correction or update and monetary amount affected:NA

9. CPA review opinion (please enter: “Standard (or Adverse or Disclaimer of) Review report”; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion):NA

10. Any other matters that need to be specified:None

EXHIBIT 5

Clarification on the news report regarding the contract Chunghwa Telecom signed with UTStarcom to purchase fiber communication products.

Date of events: 2004/05/04

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2004/05/04

3. Content of the report:Chunghwa Telecom singed a contract with UTStarcom to purchase fiber communication products. Total costs was US$21.5 million.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: The bid was awarded to Seimens Telecommunications Systems on April 8, 2004 instead of UTStarcom as stated by the news report.

6. Countermeasures:None.

7. Any other matters that need to be specified:None.

EXHIBIT 6

Explanation about the reports regarding earnings per share of Chunghwa Telecom for the first four months.

Date of events: 2004/05/11

Contents:

1. Name of the reporting media: Commercial Times.

2. Date of the report:2004/05/11

3. Content of the report:Chunghwa Telecom, among three major telecom operators in Taiwan, accumulated the highest earnings per share of NT$1.78 for the first four months

4. Summary of the information provided by investors:None.

5. Company’s explanation of the reportage or provided information:Total revenues of Chunghwa Telecom for April was NT$15.29 billion, representing 3.2% growth compared to March 2004 and 3.4% growth compared to April 2003. Total revenues for the first four months grew by 4.0% compared to the comparable period of 2003. Net income for the first four months was NT$17.1 billion, and EPS was about NT$1.78.

6. Countermeasures:None.

7. Any other matters that need to be specified:None.

EXHIBIT 7

Chunghwa Telecom

May 12, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2004

1) Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
Apr	Invoice amount	17,659,255	17,152,663	506,592	2.95%
Jan-Apr	Invoice amount	69,269,184	68,744,005	525,179	0.76%
Apr	Net sales	15,289,578	14,782,438	507,140	3.43%
Jan-Apr	Net sales	60,278,259	57,963,800	2,314,459	3.99%

b Trading purpose : None